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SEC [barcode] OMMISSION
03001466 ,9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 26 2003 PROCESSING WASH., D.C. SECTION

SEC FILE NUMBER
8- 44085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mirus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Franklin Street, Suite 600
(No. and Street)

Boston (City) **MA** (State) **02110** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry Goldberg **(617) 338-1333**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schweitzer Karon & Bremer, LLC
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

DD 3-13

OATH OR AFFIRMATION

I, Elliott Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY L. GOLDBERG
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES JULY 18, 2008

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Auditors report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIRUS SECURITIES, INC.

FINANCIAL REPORT
AND SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

December 31, 2002

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

CONTENTS

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Mirus Securities, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Mirus Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements are based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mirus Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
February 17, 2003

MIRUS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

December 31,	2002
ASSETS:	
Cash and cash equivalents	$ 32,968
Accounts receivable	9,008
Total assets	**$ 41,976**
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 9,407
Total liabilities	**9,407**
STOCKHOLDERS' EQUITY:	
Common stock, no par value, stated value $1.00 per share; authorized 20,000 shares; issued 100 shares	100
Additional paid-in capital	21,146
Retained earnings	11,323
Total stockholders' equity	**32,569**
Total liabilities and stockholders' equity	**$ 41,976**

See Notes to Financial Statements.

MIRUS SECURITIES, INC.
STATEMENT OF OPERATIONS

Year Ended December 31,		2002
Revenues	$	524,831
Operating expenses:		
Consulting fees		478,219
Management fees		26,743
NASD fees		1,108
Bad debt expense		3,061
Other expenses		6,415
Total operating expenses		515,546
Income (loss) before income taxes		9,285
Federal and state income taxes		456
Net income (loss)	$	8,829

See Notes to Financial Statements.

MIRUS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AND
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Year Ended December 31, 2002

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Issued Voting		Additional		
	Shares	Amount	Paid-in Capital	Retained Earnings	**Total**
Balance, December 31, 2001	100	$ 100	$ 21,146	$ 2,494	**$ 23,740**
Net income (loss)				8,829	**8,829**
Balance, December 31, 2002	**100**	**$ 100**	**$ 21,146**	**$ 11,323**	**$ 32,569**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Balance, January 1, 2002	**$ 0**
Net changes in subordinated debt	**0**
Balance, December 31, 2002	**$ 0**

See Notes to Financial Statements.

MIRUS SECURITIES, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31,		2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$	515,824
Cash paid to vendors		(512,392)
Income taxes paid		(456)
Net cash provided by (used in) operating activities		**2,976**
Net (decrease) in cash and cash equivalents		**2,976**
Cash and cash equivalents:		
Beginning		**29,992**
Ending	**$**	**32,968**

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net income (loss)	**$**	**8,829**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in accounts receivable		**(6,427)**
Increase (decrease) in accounts payable and accrued expenses		**574**
Net cash provided by (used in) operating activities	**$**	**2,976**

See Notes to Financial Statements.

MIRUS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Mirus Securities, Inc. (the Company) was incorporated as a Massachusetts business in May 1998. The Company acts as a broker-dealer engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers. The Company cannot hold customer funds or securities and does not expect significant business activity for or with retail securities customers.

The Company works together with RCW Mirus, Inc. (Mirus) to provide investment-banking solutions to public middle corporations primarily in the technology and manufacturing industries. The Company reimburses Mirus for expenses and services expended on behalf of its clients (see note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents:

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition:

Accomplishment fee income and related expenses for transactions are recognized on the settlement date, which is generally the trade execution date. There would be no material effect on the financial statement if trade execution date instead of settlement date were used.

Consulting fees are billed to customers and recognized as revenue on a monthly basis as the services are performed.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Federal and state income taxes:

The Company, with the consent of its stockholders, will be taxed under sections of federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their prorata shares of the Company's income, deductions, losses and credits. State minimum fees paid during 2002 amounted to $456.

Note 2. Related Party Transactions

During 2002, the Company paid Mirus $478,219 for investment banking and consulting services. In addition the Company paid $26,743 to this affiliate for management services. At December 31, 2002 there were no amounts due to Mirus.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2002, the Company had net capital and net capital requirements of $23,562 and $5,000, respectively. The Company's net capital ratio was .40 to 1.

Note 4. Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
Mirus Securities, Inc.
Boston, Massachusetts

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Such information has been subjected to the auditing procedures, applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information, as listed in the accompanying index, required by rule 17a-5 of the Securities and Exchange Commission.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
February 17, 2003

Schedule I

MIRUS SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2002

Total stockholder's equity from the statement of financial condition	$ 32,569
Deductions:	
Non-allowable assets	(9,007)
Net capital before haircuts on securities positions	23,562
Haircuts on securities:	
Trading and investment securities	0
Net capital	$ 23,562
Aggregate indebtedness:	
Included in statement of financial condition:	
Accounts payable and accrued expenses	$ 9,407
Computation of basic net capital requirement:	
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirement	$ 18,562
Ratio, aggregate indebtedness to net capital	0.40

MIRUS SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2002

AGGREGATE INDEBTEDNESS

There were no material adjustments to the aggregate indebtedness calculation.

NET CAPITAL

There were no material adjustments to the net capital calculation.

MIRUS SECURITIES, INC.

STATEMENT PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2002

As described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of the rule.

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders
Mirus Securities, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of Mirus Securities, Inc. for the year ended December 31, 2002, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mirus Securities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures on the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be determined within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
February 17, 2003